Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The 2004 Three Month Report of Viceroy Exploration Ltd. filed for the three months ended March 31, 2004 has not been reviewed by its auditor, PricewaterhouseCoopers, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: May 25, 2004

“Robert V. Matthews”
Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.